UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 1700, 211 19th Street East

Saskatoon, Saskatchewan, Canada

S7K 5R6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: February 28, 2025	By: Name: Title:	/s/ Noralee Bradley Noralee Bradley Executive Vice President, External Affairs and Chief Sustainability and Legal Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2024 Annual Report to Shareholders